GOLD RIDGE RESOURCES INC.

Consolidated Financial Statements
September 30, 2003

(Unaudited – prepared by management)

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
September 30, 2003
(Unaudited prepared by management)

	September 30 2003	December 31 2002
ASSETS		
Current		
Cash	$ 91	$ (231)
Accounts receivable	112	36
	203	(195)
Reclamation Bond	10,000	10,000
Loan Receivable	2,150,343	2,081,343
Resource Properties		
Mineral claims	717,479	715,764
Deferred exploration expenditures	5,444,945	4,870,997
	6,162,424	5,586,761
Capital Assets	60,000	60,000
	$ 8,382,970	$ 7,737,909

APPROVED BY THE FINANCE COMMITTEE

"Allan Fulljames" Director

"Leone Finskars" Director

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
September 30, 2003
(Unaudited prepared by management)

	September 30 2003	December 31 2002
LIABILITIES		
Current		
Accounts payable	$ 376,196	$ 368,996
Advances from related parties	153,463	124,713
	529,659	493,709
Long Term Debt		
Lease obligation	132,500	132,500
Advances payable	43,008	43,008
Debenture payable exploration and development	573,948	--
Financing debentures payable	2,103,860	2,033,160
Creditor debentures payable	1,720,805	1,663,905
	4,574,121	3,872,573
Due To Shareholders	88,439	94,446
Non Controlling Interest in Joint Venture	2,612,000	2,612,000
SHAREHOLDERS EQUITY		
Capital	3,866,296	3,866,296
Accumulated deficit	(3,287,545)	(3,201,115)
	578,751	665,181
	$ 8,382,970	$ 7,737,909

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Loss & Deficit
Nine Months Ended September 30, 2003
(Unaudited prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Income				
Interest	$ 24,500	$ 24,000	$ 69,000	$ 68,250
Expenses				
Interest and bank charges	41	88	164	192
Dues, fees and transfer charges	1,141	(44)	9,704	8,531
Insurance	825	636	2,310	1,830
Interest	45,700	44,000	127,600	125,000
Office supplies	41	203	1,268	1,190
Rent	2,400	2,400	7,200	7,200
Professional fees	400	--	5,800	4,400
Telephone	660	682	1,384	1,058
	51,208	47,965	155,430	149,401
Loss For The Period	24,708	23,965	86,430	81,151
Deficit, Beginning of Period	3,260,837	3,153,756	3,201,115	3,096,570
Deficit, End of Period	$ 3,287,545	$ 3,177,721	$ 3,287,545	$ 3,177,721

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2003
(Unaudited - prepared by management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Sources (Uses) of Cash				
Operating Activities				
Income (Loss) for the period	$ (26,708)	$ (23,965)	$ (86,430)	$ (81,151)
Deferred exploration costs	--	--	(573,948)	--
Changes in non –cash working capital	(9,903)	(6,732)	(6,605)	10,189
	(35,711)	(17,233)	(666,983)	(70,692)
Financing Activities				
Financing debentures payable	25,200	24,000	70,700	68,500
Creditor debentures payable	20,500	20,000	56,900	56,500
Exploration debentures payable	--	--	573,948	--
Advanced from shareholder	13,154	(854)	6,007	4,644
Advances from related party	--	--	28,750	--
	59,214	43,146	736,305	129,644
Investing Activities				
Redemption of reclamation bond	--	--	--	10,000
Accrued interest on receivables	(24,500)	(24,000)	(69,000)	(68,250)
	(24,500)	(24,000)	(69,000)	(58,250)
Increase (Decrease) in Cash	(897)	1,413	322	432
Cash, Beginning of Period	988	(1,586)	(231)	(605)
Cash, End of Period	$ 91	$ (173)	$ 91	$ (173)

GOLD RIDGE RESOURCES INC.

Statement of Deferred Exploration Expenditures and Mineral Claims

Nine Months Ended September 30, 2003
(Unaudited - prepared by management)

DEFERRED EXPLORATION EXPENDITURES

	WINGDAM 3	WINGDAM 4	AL GOLD	TOTAL
Balance December 31, 2002	$ 1,623,665	$ 1623,666	$ 1,623,666	$ 4,870,997
Additions during the period				
Exploration costs	191,316	191,316	191,316	573,948
Balance September 30, 2003	$ 1,814,981	$ 1,814,982	$ 1,814,981	$ 5,444,945

MINERAL CLAIMS

	WINGDAM 3	WINGDAM 4	AL GOLD	TOTAL
Balance December 31, 2002	$ 238,588	$238,588	$238,588	$ 715,764
Additions during the period				
Exploration costs	572	572	571	1,715
Balance September 30, 2003	$ 239,160	$ 239,160	$ 239,159	$ 717,479

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2003

1. **SIGNIFICANT ACCOUNTING POLICIES**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, GRU Wingdam Management Ltd., 326140 BC Ltd. and 316085 BC Ltd. as well as the accounts of the joint venture between the Company, GRU Wingdam Limited Partnership, 150100 BC Ltd., and Gold Line Marketing Limited Partnership. The accounts of the joint venture are consolidated as the Company holds an effective interest of 50.4% and a 50% voting interest in the joint venture.

Mineral Claims

Acquisition costs of mineral claims together with direct exploration and development expenditures thereon are deferred in the accounts and will be written off when production is attained or disposition occurs.

Administrative Expenditures

Administrative expenditures are recorded as expenses in the year in which they are incurred.

Operations

These financial statements are prepared on the going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent on the company acquiring additional working capital and arranging additional financing.

Amortization

The Company records amortization on its furniture and equipment on the straight line basis over 10 years from the date of acquisition.

2. **RECLAMATION BOND**

The reclamation bond is posted with the Province of B.C. pursuant to the Mines Act and consists of one $10,000 term deposit maturing on November 6, 2003.

3. **FINANCIAL INSTRUMENTS**

The corporation's financial instruments consist of bank, GST receivable, reclamation bond, loan receivable, accounts payable and accruals, advances from related company, and long term debt. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements (con't)

September 30, 2003

4. **JOINT VENTURE**

The Company entered into a series of agreements in prior years with various parties for the purpose of raising financing for and developing two placer mining leases and surrounding claims located in the Barkerville Gold Camp area in the Cariboo Mining District of British Columbia.

5. **CAPITAL ASSETS**

	Cost	2003	2002
Land	$ 60,000	$ 60,000	$ 60,000

6. **LEASE OBLIGATIONS**

In a prior year the Company entered into a sub-lease agreement for two placer leases. The sub-lease agreement has since been cancelled and a liability of $132,500, under the terms of the agreement, is under dispute.

7. **ADVANCES FROM RELATED COMPANY**

The advances from an affiliated company are unsecured and bear interest at 10% per annum to February 28, 2001 after which the advances are non-interest bearing.

8. **CREDITOR DEBENTURES PAYABLE**

In previous years, the Company issued debentures totaling $1,014,576 to a number of its creditors. The debentures are to be repaid from the Company's share of profits of the Wingdam project, quarterly, as the Company receives the net profits, with interest accruing at the rate of 8% per annum, beginning January 1, 1995. The debentures provide for a due date of December 31, 1996, but as commencement of operations has been delayed, there have been no net profits to date.

9. **DUE TO SHAREHOLDERS**

These loans are unsecured, without interest or any specific terms of repayment.

10. **SHARE CAPITAL**

	2003	2002
Authorized 100,000,000 Common shares, voting , no par value		
Issued and outstanding: 18,320,626 Common shares, voting, no par value	$ 3,866,296	$ 3,866,296

Form 51-901F
Schedule B

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended September 30, 2003
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

	December 31, 2002	September 30	September 30, 2003
Accounting	$ 28,200	$ 8,220	$ 36,420
Assaying	37,931	5,030	42,961
Camp costs	118,165	8,964	127,129
Clearing and site preparation	175,418	20,000	195,418
Consulting and testing	721,585	17,177	738,762
Engineering	1,423,877	136,123	1,560,000
Equipment rent	664,140	19,120	683,260
Financing	310,749	30,000	340,749
Freight	7,144	1,300	8,444
Fuel	118,506	8,000	126,506
Insurance and legal	184,700	66,944	251,644
Materials and supplies	431,294	172,097	603,391
Mining and drilling	354,177	21,000	375,177
Rent and fees	14,380	3,980	18,360
Surveying and mapping	18,525	4,023	22,548
Utilities	14,962	1,970	16,932
Wages and benefits	436,153	50,000	486,153
	5,059,906	573,948	5,633,854
Lees: Costs recovered	188,909	--	188,909
	$ 4,870,997	$ 573,948	$ 5,444,945

3 Securities issued during the nine months ended September 30, 2003 : NONE

Options or warrants granted during the nine months ended September 30, 2003 : NONE

4. Authorized 100,000,000 common shares without par value
18,320,626 common shares issued and outstanding for a total value of $3,866,296
Stock options outstanding at September 30, 2003 : NONE
Number of shares in escrow at September 30, 2003 : NONE

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Nine Months Ended September 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations (con't)

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

Gold Ridge Resources Inc. is a mining exploration and development company with seventeen claims on Lightning Creek in the Cariboo Mining District. The company currently has no producing properties, operating income or cash flow.

OPERATIONS

In the agreement with Gold Ridge Resources Inc., Rembrandt Gold Mines Ltd. Has taken on the responsibility to raise funding for the Wingdam Mine Project. For 60% of the profits Rembrant will raise up to $3,000,000 to put the mine into production and a further $300,000 for Gold Ridge Resources Inc. administration expenses.

While Rembrandt Gold Mines Ltd. Is raising the financing for the Wingdam Project is on a care and maintenance basis only.

OPERATING RESULTS

September 30, 2003 and 2002

The Company had a net loss of $86,430 during the nine month period ended September 30, 2003, compared to a net loss of $81,151 during the corresponding nine month period in 2002

There were no mineral property write-offs , investment losses or extraordinary expenses during the nine month period ending September 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, the Company had a net working capital deficiency, described as current liabilities in excess of current assets, of $529,456 compared $493,904 as at September 30, 2002. No treasury shares were issued and no options or warrants granted during the nine months ended September 30, 2003..

Form 51-901F
Schedule C

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Nine Months Ended September 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

MANAGEMENT DISCUSSION

Gold Ridge Resources Inc. is a Junior resources company engaged in the acquisition and exploration of gold properties in British Columbia. The company is currently developing its property at Wingdam B.C., 50 km. east of Quesnel, B.C. on Highway 26. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol GRUh.V.

Prior to the current year Gold Ridge incurred expenditures in excess of $10,000,000 on extensive drilling, drifting, pumping to prove up gold values of .83 oz. per cubic yard (as reported in Wrights Engineering report in 1990). This was based on 80,000 cubic yards pay gravels per claim.

In the agreement with Gold Ridge Resources Inc., Rembrandt Gold Mines Ltd. Has taken on the responsibility to raise funding for the Wingdam Mine Project. For 60% of the profits Rembrant will raise up to $3,000,000 to put the mine into production and a further $300,000 for Gold Ridge Resources Inc. administration expenses.

While Rembrandt Gold Mines Ltd. Is raising the financing for the Wingdam Project is on a care and maintenance basis only.

On behalf of the Board of Directors:

"*Allan N. Fulljames*"

Allan N. Fullames
President

November 14, 2003
Vancouver, BC

Gold Ridge Resources Inc. is listed on the TSX Venture Exchange under the trading symbol GRUh.V

Directors	Allan N Fulljames Leone Finskars John Olsen	President and Director Secretary and Director Director
Auditors	Reid Hurst Nagy 250-13071 Vanier Place Richmond, B.C. V6V 2J1	
Legal Counsel	Tupper Jonsson & Yeadon 1710-1177 W Hastings St Vancouver, B.C. V6E 2L3	
Bank	CIBC Grandview Highway Branch Vancouver, B.C.	
Transfer Agent	Comptershare 510 Burrard Street Vancouver, B.C. V6C 3B9	
Address	418-205-329 North Road Coquitlam, B.C. V3K 6Z8 Phone 604-945-4090 Fax 604-945-4091	

FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS:

Name of Issuer – Gold Ridge Resources Inc.
Issuer Address – 418-205-309 North Road, Coquitlam BC V3K 6Z8
Contact Person – Allan N. Fulljames
Contact's Position – President
Contact Telephone Number – (604) 945-4090
Contact Fax Number – (604) 945-4091
Contact Email Address – Nil
Contact Web Site -- Nil
For Quarter Ended – September 30, 2003
Date of Report – November 10, 2003

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Allan N. Fulljames
Sign (Typed) "Allan N. Fulljames"
Date Signed November 10, 2003

Name of Director Leone Finskars
Sign (Typed) "Leone Finskars"
Date Signed November 10, 2003